Michelle L. Basil Direct Line: 617-439-2477 Fax: 617-310-9477 E-mail: mbasil@nutter.com

June 5, 2012

106037-3

By Electronic Mail and Edgar

Joseph McCann

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4628

Re:	Cambridge Heart, Inc.
Registration Statement on Form S-1
Filed April 13, 2012
File No. 333-180719

Dear Mr. McCann:

Set forth below is the response of Cambridge Heart, Inc., a Delaware corporation (the “Company”), to the comments of the staff of the Securities and Exchange Commission (the “SEC”) provided by a letter dated May 24, 2012. The comment letter relates to the Company’s Registration Statement on Form S-1 filed with the SEC on April 13, 2012 (the “Registration Statement”). Capitalized terms used and not otherwise defined herein have the meanings for such terms set forth in the Registration Statement.

For convenience, the Company’s response is preceded by the text of the comment from the SEC comment letter.

Selling Stockholders, page 55

1.	We will continue to evaluate your response to prior comment 2 after you respond to the comments in this letter and file the amendment mentioned in your response. If you change the nature or size of the transaction currently registered, please also provide us with updated responses to prior comments 2, 4, 5, 6 and 7.

Updated responses to prior comments 2, 4, 6 and 7 are set forth on Exhibit A attached hereto. We have also included as Exhibit B hereto a marked copy of our responses to prior comments 2, 4, 6 and 7 for your convenience. There were no updates to our response to prior comment 5.

Joseph McCann

June 5, 2012

2.	Please expand your response to prior comment 4 to clarify the aggregate amount of liquidated damages you may be required to pay and the “certain circumstances” under which you would be required pay them.

Please see Exhibits A and B attached hereto for clean and marked copies of our expanded response to prior comment 4.

3.	Your response to prior comment 7 does not indicate whether any of the selling stockholders have existing short positions in your stock. Accordingly, we reissue this portion of the comment. Also, please clarify how you concluded that you have a reasonable basis to believe you will have the financial ability to make payments on the notes, in light of the duration your current resources will fund operations and structure of the overlying securities, particularly the incentive created by the “Additional Interest” you may pay. We also note extensive use of “if,” “may,” and “provided that” in your response as it relates to future sources of liquidity and your operational plans, which appears to indicate substantial uncertainty regarding your future ability to pay amounts due on the overlying securities

To the Company’s knowledge, none of the selling stockholders have short positions in the Company’s common stock. In response to the SEC’s comment, we inquired of each of the selling stockholders as to whether such selling stockholder had an existing short position in the Company’s common stock. We received responses from the holders of approximately 76% of the Registrable Shares. None of the selling stockholders who responded to our inquiry had an existing short position in the Company’s common stock.

For the reasons set forth in revised comment 7 on Exhibit A hereto, the Company believes that it has a reasonable basis to conclude that it will be able to make payments on the Notes. The Company recognizes, however, that its ability to repay the Notes is contingent upon the occurrence of certain events and the realization of certain expectations, and that the failure of any such contingency could significantly hinder the Company’s ability to make timely payments on the Notes. Consequently, if the Company is unable to execute on its operational plan and obtain additional funding, the Company may not be able to make all payments on the Notes.

*     *     *

Joseph McCann

June 5, 2012

Please acknowledge receipt of this letter by date stamping the enclosed copy and returning it in the enclosed envelope. Please do not hesitate to contact me at (617) 439-2477 with any questions or additional comments that you may have. Your assistance is appreciated.

Sincerely,

/s/ Michelle L. Basil

Michelle L. Basil

cc:	Ali Haghighi-Mood
Roderick de Greef
Vincenzo LiCausi

EXHIBIT A

Prior Comment 2. Given the nature and size of your offering, please tell us why the selling stockholders should not be identified as underwriters and tell us your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

For the reasons set forth below, the Company respectfully submits that the offering to be registered pursuant to the Registration Statement is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

As an initial matter, the Company wishes to assert that none of the selling stockholders is a conduit for the Company, but rather purchased their securities for their own account. Each of the selling stockholders were immediately at market risk once their securities were purchased, and such market risk has continued through the time of filing the Registration Statement. Each of the selling stockholders executed a Subscription Agreement (as described below) for the purchase of their securities which contained representations of the selling stockholders that stated, among other provisions, that each selling stockholder was purchasing the securities as principal for its own account for investment only and not with a view toward, or for resale in connection with, the public sale or any distribution thereof.

Transaction Overview

In closings on January 17, 2012, February 28, 2012 and May 23, 2012, the Company issued and sold secured convertible promissory notes (the “Notes”) in the aggregate principal amount of $3,490,000 together with common stock warrants and additional investment rights described below to new and current institutional and private accredited investors pursuant to the terms of two Subscription Agreements dated January 17, 2012, a Subscription Agreement dated February 28, 2012 and a Subscription Agreement dated May 23, 2012, each between the Company and the investors party thereto (collectively, the “Private Placement”). The transactions raised gross proceeds of $3,490,000, including the conversion of certain promissory notes previously issued by the Company in November 2011. The Notes are convertible into common stock of the Company at a conversion price of $0.11 per share, mature on July 17, 2013, bear interest at the rate of 8% per annum due and payable quarterly in arrears commencing on the last day of the fiscal quarter in which such Notes were issued and upon maturity, and are secured by all of the assets of the Company. The Company issued to the investors warrants (the “Warrants”) to purchase an aggregate of 31,727,263 shares of common stock of the Company (which is equal to 100% of the shares of common stock underlying the Notes as of the closing of the transactions) at an exercise price of $0.15 per share (which is equal to 125% of the closing price of the common stock on January 13, 2012). The Company also issued to the investors additional investment rights (the “AIRs”, and together with the Notes and Warrants, the “Securities”) granting each investor the right to purchase an additional principal amount of Notes equal to 25% of the original principal amount of Notes purchased by such investor at the closing of the Private Placement and a corresponding amount of Warrants, at any time prior to July 15, 2012.

Pursuant to the terms of the Subscription Agreements, the Company agreed to file a registration statement registering the shares of common stock underlying the Notes and Warrants (the “Registrable Shares”) by no later than April 15, 2012.

Rule 415

Rule 415 permits the registration of offerings to be made on a delayed or continuous basis, and specifies certain conditions that must be met by an issuer in order to avail itself of the rule. In pertinent part, Rule 415(a)(1)(i) provides that securities may be registered for a continuous offering provided that the securities “are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.”

In determining whether an offering styled as a secondary offering is really an indirect primary offering, the Staff has stated that “[c]onsideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” Question 612.09 of the Compliance and Disclosure Interpretations (“C&DI 612.09”).

As such, the standard of review for the Staff in deciding the whether an offering styled a secondary one is really an indirect primary offering remains an analysis of the facts and circumstances articulated in C&DI 612.09. We have analyzed the offering contemplated by the Registration Statement under Rule 415(a)(1)(i) and the factors noted in C&DI 612.09. Based on the totality of the circumstances, we respectfully submit that the transaction is appropriately characterized as a secondary offering eligible to be made under Rule 415(a)(1)(i). While we recognize that the number of shares of common stock being registered on behalf of the selling stockholders is substantial relative to the Company’s public float immediately prior to the Private Placement, we do not believe that this fact alone is determinative. Instead, we believe that the analysis of the following factors contained C&DI 612.09 outweighs the size of the offering.

How long the selling stockholders have held the shares.

The selling stockholders purchased their Securities from the Company in an arms-length transaction in January, February and May 2012. With the exception of the two selling stockholders who purchased their Securities on May 23 (one of whom also purchased Securities on January 17, 2012), the selling stockholders have held their shares for a period of three to four and a half months, which holding period is longer than required by the Staff for valid “PIPE” transactions. Question 116.19 of the Compliance and Disclosure Interpretations (“C&DI 116.19”) states that “[i]n a PIPE transaction, the staff will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement….The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

We believe that the Staff’s guidance in C&DI 116.19, that a valid secondary offering could occur immediately following the closing of the placement, is instructive on the issue of registration of the Registrable Shares. The Securities were issued pursuant to a valid private placement under Section 4(2) the Securities Act of 1933, as amended (the “Securities Act”). In most PIPE transactions, including this one, a registration statement is required to be filed shortly after closing and declared effective shortly thereafter. Like investors in a typical PIPE transaction, the selling stockholders have borne the market risk of their investment since they signed binding Subscription Agreements. Moreover, given the historical limited trading volume for the Company’s common stock, as a practical matter, the selling stockholders will continue to bear the risk of a significant portion of their investment for a more extended period of time than would be the case for a more actively traded security.

The Registration Statement is consistent with the guidance in C&DI 116.19 and longstanding practice of companies conducting a PIPE transaction. Consequently, any concern regarding the length of time between closing and registration should be mitigated.

The circumstances under which the selling stockholders received their shares.

The selling stockholders purchased their Securities from the Company in an arms-length transaction. The Company conducted a bona fide private placement of its securities on an arms-length basis to institutional investors and high net worth individuals. The terms of the Private Placement were recommended for approval to the Board of Directors of the Company by a Special Committee comprised of independent directors and were negotiated on behalf of the investors by a lead investor who has no relationship with the Company except for ownership of the Securities purchased in the Private Placement. The Securities were sold by the Company to raise funds for working capital and general corporate purposes and to help maintain the Company as a going concern. The Company has already received the proceeds of the sale of Securities under the Private Placement and the Subscription Agreements and will not receive any consideration from the subsequent sale of the Registrable Shares by the selling stockholders.

The terms of the Private Placement included traditional registration rights which are set forth in the Subscription Agreements. Such rights are standard in connection with comparable offerings, and there is nothing about the registration rights that establishes any rights different from those that have applied to numerous transactions whose registrations have been processed by the Staff without objection. The selling stockholders’ desire to have their Registrable Shares covered by the Registration Statement is not indicative of a desire to sell, distribute or flip the stock, nor is it indicia of a primary offering.

Each selling stockholder made an investment decision in the Company and has borne the risk of ownership since they purchased the Securities. The registration of the Registrable Shares was a condition subsequent to funding under the Private Placement and the Subscription Agreements, not a condition precedent. As a result, the selling stockholders have borne the risk that the Company would fail or be unable to register the Registrable Shares. The risks being borne by the selling stockholders are further evidence that this is not an offering by or on behalf of the Company.

Accordingly, the Company respectfully submits that there is nothing about the circumstances of the sale of the Securities that indicates that the Private Placement was anything other than it appears to be — a bona fide private placement of securities with sophisticated institutional or accredited investors designed to meet the Company’s immediate and longer-term funding requirements.

The selling stockholders’ relationship to the issuer.

A total of 21 investors made an aggregate investment of $3,490,000 in the Company. A total of 20 of the investors have requested to be named as selling stockholders in the Registration Statement, which investors made an aggregate investment of $3,405,000. With the exception of Roderick de Greef, who is the Chairman of the Board of the Company, the selling stockholders’ sole relationship with the Company has been as investors. Mr. de Greef has agreed with the Company in writing that he will not, on or prior to July 17, 2013, sell, transfer or otherwise dispose of any securities of the Company which Mr. de Greef beneficially owns or has a right to acquire, including the Securities. Mr. de Greef participated as an investor in the previous equity financing of the Company consummated in December 2009. To the Company’s knowledge, Mr. de Greef has not sold any of these securities, which supports the Company’s position that Mr. de Greef is not acting as a conduit for the Company but rather has invested in the Company for investment purposes, for his own account and not with a view towards distribution of the securities to the public.

Except for Roderick de Greef, Luis F. Martins and Osiris Investment Partners, L.P, none of the selling stockholders could be deemed to be an affiliate of the Company. To the extent that Mr. Martin and Osiris Investment Partners, L.P. are deemed to be affiliates of the Company they would be so deemed only on the basis of the fact that they have beneficial ownership of more than 10% of the outstanding common stock of the Company and not due to their ability to control the actions of the Company through management or otherwise (except through their voting rights as holders of such securities). Each of Roderick de Greef, Luis F. Martins and Osiris Investment Partners, L.P have previously invested in the Company and were existing stockholders of the Company prior to the Private Placement. Each of these three investors will continue to hold securities (common stock, preferred stock and/or warrants) in the Company that are not covered by the Registration Statement.

The amount of shares involved

The Registration Statement seeks to register the resale by the selling stockholders of 65,098,883 shares of common stock issuable upon conversion of the Notes, exercise of the Warrants and as interest payable on the Notes. The 65,098,883 shares of common stock covered by the Registration Statement represents approximately 52.2% of the shares of common stock of the Company outstanding immediately prior to the Private Placement, assuming conversion of all outstanding shares of preferred stock.

The Company notes that the amount of shares involved is only one factor cited in C&DI 612.09 to be considered by the Staff in applying Rule 415. In this regard, the Company acknowledges the fairly large number of shares of common stock covered by the Registration Statement relative to the public float of the Company’s common stock prior to the Private Placement, but respectfully submits that the number of Registrable Shares is merely a mathematical result of the size of the investment, the price per share of the common stock and the Company’s market capitalization, rather than an indicator of a primary public offering.

The relatively low price at which the Company sold the Securities in the Private Placement was primarily the result of the Company’s stock price at the time of the negotiation of the terms of the Private Placement. The large number of shares of common stock that the Company now proposes to register is not indicative of an intent to distribute by the selling stockholders. Rather, it is indicative of the nature of the Private Placement whereby the sale of a large number of shares was necessarily involved at a negotiated price.

Whether the sellers are in the business of underwriting securities.

To the Company’s knowledge, none of the selling stockholders are in the business of underwriting securities or otherwise engaged in any activities that may be performed only by registered broker-dealers.

Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

The selling stockholders are acting on their own behalf and not on behalf of the Company. Each selling stockholder has borne, and continues to bear, the full economic and market risk of its investment in the Company. Each of the selling stockholders has represented to the Company that it purchased the Securities for investment purposes and not with a view of distribution. The Company is not aware of any evidence that would indicate that a distribution would occur if the Registration Statement is declared effective. Under the Commission’s own rules, a distribution requires special selling efforts. Rule 100(b) of Regulation M defines a distribution as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” To the knowledge of the Company, none of the selling stockholders is making any special selling efforts, utilizing any special selling methods, or entering into any agreements, understandings or arrangements with any underwriter, broker-dealer, or other person or entity with respect to the sale of the Registrable Shares covered by the Registration Statement.

Conclusion

Based on the foregoing facts and circumstances, analyzed in the context of the factors detailed in C&DI 612.09, we believe the selling stockholders should not be treated as “underwriters” and that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). On the basis of the foregoing, we respectfully request that the Staff not impose a cap on the number of resale shares allowed to be registered in the Registration Statement, as doing so would give primacy to only one of the elements of the C&DI 612.09 analysis, and would contradict the Commission’s stated intention of providing additional flexibility for financing options for small companies like the Company. We therefore respectfully request the Staff to permit the Company to effect the registration of the resale of all of the Registrable Shares pursuant to the Registration Statement and Rule 415(a)(1)(i).

Prior Comment 4. Please provide us with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling stockholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

The table below sets forth the dollar amount of each payment in connection with the transaction that the Company has made or may be required to make to each selling stockholder. In the event that the Company is able to and elects to pay the amounts set forth below in shares of the Company’s common stock, the common stock employed to pay interest will be valued at eighty-five percent (85%) of the volume weighted average price of the common stock for the twenty (20) trading days ending on the due date of the payment being made with common stock. To the Company’s knowledge no affiliate` of any selling stockholder or any person with whom any selling stockholder has a contractual relationship regarding the transaction is entitled to any payment in connection with the transaction.

	Total Principal Interest (1)	Potential Additional Interest (2)	Principal Interest if AIR Exercised in Full (3)	Potential Additional Interest if AIR Exercised in Full (4)
George M. Abraham	$5,995	$4,005	$1,005	$1,495
Alpha Capital Anstalt	$59,945	$40,054	$10,055	$14,945
Brio Capital, LP	$27,671	$22,329	$5,027	$7,473
Michael Brodherson	$6,088	$4,912	$1,106	$1,644
Cranshire Capital Master Fund, Ltd.	$5,995	$4,005	$1,005	$1,495
John Peter Christensen	$11,989	$8,011	$2,011	$2,989
Roderick de Greef	$35,968	$24,033	$6,032	$8,967
Scott E. Douglass	$8,992	$6,008	$1,508	$2,242
Steven Etra	$26,376	$17,624	$4,424	$6,576
Frank Garofalo	$5,995	$4,005	$1,005	$1,495
Jack and Marcy Garson, JTWROS	$13,188	$8,812	$2,212	$3,288
Thomas Girschweiler	$36,822	$43,178	$8,044	$11,956
Francis Howard	$17,984	$12,016	$3,016	$4,484
Luis Martins	$53,721	$36,279	$9,049	$13,451
Randy Meeks	$5,995	$4,005	$1,005	$1,495
Osiris Investment Partners, L.P.	$34,190	$29,810	$6,435	$9,565
Steven M. Sack	$5,995	$4,005	$1,005	$1,495
Sandor Capital Master Fund, L.P.	$17,984	$12,016	$3,016	$4,484
John J. Shaw	$5,995	$4,005	$1,005	$1,495
Jacques Smith	$2,767	$2,233	$503	$747
TOTAL	$389,649	$291,345	$68,468	$101,781

(1)	Represents the total amount of interest paid and to be paid with respect to the principal amount of the Note. Interest is payable in cash at the rate of 8% per annum, but may be paid in shares of common stock in certain circumstances. Assumes that the Notes are not converted or redeemed prior to the maturity date.
(2)	Represents the maximum amount of “Additional Interest” that may be paid under the terms of the Notes. In the event that the Notes are converted voluntarily by the holder at any time prior to July 17, 2013, the interest payable on the Note will be increased by an amount equal to $200 per $1,000 of converted principal amount of such Note, less any interest payments made with respect to the converted Note (the “Additional Interest”). The Additional Interest is payable in cash, except in certain circumstances, the Company may elect to pay the Additional Interest in common stock.
(3)	Represents the maximum amount of interest that is potentially payable with respect to the principal amount of any Notes issued in connection with the exercise of the Additional Investment Rights. Assumes that the Additional Investment Rights are exercised in full.
(4)	Represents the maximum amount of Additional Interest that is potentially payable with respect to any Notes issued in connection with the exercise of the Additional Investment Rights. Assumes that the Additional Investment Rights are exercised in full.

In addition to the payments set forth in the table above, each of the selling stockholders may be entitled to receive liquidated damages in the circumstances set forth below. In the event that the Company fails to deliver shares within three business days of receiving a notice of conversion of any Note, the Company will be obligated to pay liquidated damages in the amount of $100 per business day after the required delivery date for each $10,000 of Note principal amount and interest (and proportionately for other amounts) being converted of the corresponding shares which are not timely delivered. Assuming that every note holder decided to convert the entire principal balance of their notes on the same date, and that the Company was unable to deliver shares within three business days of receipt of a notice of conversion, then the Company would be obligated to pay liquidated damages equal to $34,900 per business day until it was able to deliver shares. Similarly, if the Company fails to deliver unlegended shares within five days of a valid request to do so, the Company will be obligated to pay liquidated damages in the amount of $100 per business day after the required delivery date for each $10,000 of purchase price of the unlegended shares subject to the delivery default. Assuming that there were 31,727,263 shares held by the selling shareholders and all of them sold on the same date pursuant to Rule 144 (and consequently were entitled to receive unlegended shares) for a per share purchase price of $0.15, and that the Company was unable to deliver unlegended shares, then the Company would be obligated to pay liquidated damages equal to $47,591 per business day until it was able to deliver unlegended shares.

In addition, if the Company fails to deliver to shares upon conversion of a Note or to deliver unlegended shares when required by the date required, and if after the date such shares should have been delivered, a selling stockholder or a broker on the selling stockholder’s behalf purchases (in an open market transaction or otherwise) shares of common stock to deliver in satisfaction of a sale by the selling stockholder of the common stock which the selling stockholder was entitled to receive from the Company (a “Buy-In”), then the Company is required to pay to the selling stockholder the amount by which (A) the selling stockholder’s total purchase price (including brokerage commissions, if any) for the shares of common stock so purchased exceeds (B) the aggregate principal and/or interest amount of the Note for which such conversion request was not timely honored together with interest thereon at a rate of 15% per annum, accruing until such amount and any accrued interest thereon is paid in full. For example, if an investor purchases shares of common stock having a total purchase price of $11,000 to cover a Buy-In with respect to $10,000 of purchase price of shares of common stock delivered to the Company for reissuance as unlegended shares, the Company will be required to pay the investor $1,000, plus interest.

If during any three hundred and sixty (360) day period, the Company fails to deliver unlegended shares as required for an aggregate of thirty (30) days, then each investor or assignee holding shares subject to such default may, at its option, require the Company to redeem all or any portion of the unlegended shares subject to such default at a price per share equal to the greater of (i) 120% of the purchase price paid by the investor for the unlegended shares that were not timely delivered, or (ii) a fraction in which the numerator is the highest closing price of the common stock during such thirty (30) day period and the denominator of which is the lowest conversion price or exercise price, as the case may be, during such thirty (30) day period, multiplied by the price paid by the investor for such common stock.

If the Company fails to file a preliminary proxy for a meeting to amend the Company’s Certificate of Incorporation to increase the number of authorized shares of common stock by May 18, 2012 or fails to receive shareholder approval for such amendment by June 30, 2012 (a “Reservation Default”), the Company will be obligated to pay liquidated damages at the rate of two percent (2%) of the principal amount outstanding on the Notes for each thirty (30) days, or pro rata portion thereof, during the pendency of such Reservation Default. For example, if the Company does not obtain shareholder approval for an amendment to increase the number of authorized shares of common stock until July 30, 2012, and assuming the principal amount of Notes outstanding is $3,490,000, the Company will be required to pay liquidated damages of $69,800.

Further, if at any time commencing six months following the closing date of the Private Placement, the selling stockholders cannot sell their shares of common stock pursuant to Rule 144 (except due to a change in applicable securities laws or because the selling stockholder is an affiliate)(a “Rule 144 Default”), then the Company will also be obligated to pay liquidated damages at the rate of two percent (2%) of the purchase price of the shares subject to the Rule 144 Default for each thirty (30) days, or pro rata portion thereof, during the pendency of the Rule 144 Default. In the event of a Rule 144 Default, assuming a purchase price of $0.15 and assuming 31,727,263 shares are subject to the Rule 144 Default, then the Company will be required to pay liquidated damages of $95,182.

Finally, if the Company fails to register the Registrable Shares for resale within the specified period of time or fails to keep a registration statement for the Registrable Shares effective for the specified time period (a “Non-Registration Event”), then the Company will be obligated to pay to the holder of Registrable Shares, as liquidated damages, an amount equal to one-half of one percent (.5%) for each thirty (30) days (or such lesser pro-rata amount for any period of less than thirty (30) days) of the principal amount of the outstanding Notes and purchase price of shares issued upon conversion of Notes and exercise of Warrants held by the selling stockholders which are subject to such Non-Registration Event with a maximum aggregate amount of liquidated damages not to exceed 5% of the sum of the Note principal plus aggregate actual Warrant exercise prices. For example, if the Company is unable to register the Registrable Securities by June 30, 2012 and assuming the principal amount of Notes outstanding is $3,490,000, the Company will be required to pay liquidated damages of $17,450 for each 30 day period after June 30, 2012 during which the Registrable Securities remain unregistered.

The Company must pay liquidated damages in cash.

Prior Comment 6. Please provide us with tabular disclosure comparing:

•

the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling stockholders, affiliates of the company, and affiliates of the selling stockholders;

•	the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders in prior registration statements;
•

the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders that continue to be held by the selling stockholders or affiliates of the selling stockholders;

•	the number of shares that have been sold in registered resale transactions by the selling stockholders or affiliates of the selling stockholders; and
•	the number of shares registered for resale on behalf of the selling stockholders or affiliates of the selling stockholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Prior to the convertible note transaction, there were 100,112,960 shares of common stock outstanding. To the Company’s knowledge, the selling stockholders and their affiliates held 14,043,286 shares of common stock, and affiliates of the Company other than the selling stockholders and affiliates of any selling stockholder held 2,926,830 shares of common stock prior to the convertible note transaction. Consequently, the number of shares of common stock outstanding prior to the convertible note transaction held by persons other than the selling stockholders, affiliates of the Company, and affiliates of the selling stockholders was 83,142,844. Of note, approximately 56.2% of the shares held by the selling stockholders, affiliates of the company, and affiliates of the selling stockholders prior to the convertible note transaction, or 9,530,116 shares, are restricted stock that have not been registered for resale.

The following table includes the names of the selling stockholders, the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders in prior registration statements; the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders in prior registration statements that continue to be held by the selling stockholders or affiliates of the selling stockholders; the number of shares that have been sold in registered resale transactions by the selling stockholders or affiliates of the selling stockholders; and the number of shares registered for resale on behalf of the selling stockholders or affiliates of the selling stockholders in the current transaction.

Selling Stockholders (including any affiliates)	Shares Registered for Resale in Prior Registration Statements	Shares Registered for Resale in Prior Registration Statements Currently Held	Shares Sold in Registered Resale Transactions	Shares Registered for Resale in Current Transaction
George M. Abraham	500,000	500,000	0	955,035
Alpha Capital Anstalt	0	0	0	9,550,360

Brio Capital, LP	0	0	0	4,786,687
Michael Brodherson	500,000	500,000	0	1,053,071
Cranshire Capital Master Fund, Ltd.	0	0	0	955,035
John Peter Christensen	0	0	0	1,910,070
Thomas Girschweiler	0	0	0	7,672,726
Roderick de Greef	0	0	0	5,730,215
Scott E. Douglass	0	0	0	1,432,554
Steven Etra	2,500,000	2,265,000	235,000	4,202,159
Frank Garofalo	800,000	800,000	0	955,035
Jack and Marcy Garson, JTWROS	0	0	0	2,101,079
Francis Howard	1,500,000	750,000	750,000	2,865,108
Luis F. Martins	2,000,000	2,000,000	0	8,596,475
Randy Meeks	0	0	0	955,035
Osiris Investment Partners, L.P.	0	0	0	6,124,394
Steven M. Sack	0	0	0	955,035
Sandor Capital Master Fund	0	0	0	2,865,108
John J. Shaw	1,000,000	1,000,000	0	955,035
Jacques Smith	0	0	0	478,667
TOTAL	8,800,000	7,815,000	985,000	65,098,883

Prior Comment 7. Please tell us whether you have the intention, and a reasonable basis to believe, that you will have the financial ability to make all payments on the overlying securities and whether – based on information obtained from the selling stockholders – any of the selling stockholders have an existing short position in your common stock. If any of the selling stockholders have an existing short position in the company’s stock, please tell us the date on which each such selling stockholder entered into that short position and the relationship of the date on which each such selling stockholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

The Company intends to, and believes that it has a reasonable basis to conclude that it will have the financial ability to, make all payments on the overlying securities. However, the Company’s ability to make the payments on the overlying securities is conditioned on a number of assumptions and beliefs, any of which may prove to be inaccurate. In the event that is unable to execute on its operational plan or obtain additional funding, the Company may not be able to make all payments on the overlying securities.

There are a variety of ways in which the Company would be able to make all payments due on the overlying securities. As disclosed in the Registration Statement, the Company believes its existing resources and currently projected financial results, which give effect to a reduction in certain operating expenses, are sufficient to fund operations into the third quarter of 2012. The Company’s operational plan calls for the Company to broaden its distribution channels by establishing alliances with medical device partners and distributors with synergistic attributes, which the Company is actively pursuing with the intent of increasing sales of the Company’s MTWA Module and the HearTwave II Systems. If the Company is able to execute on its operational plan, it believes that it will have the ability to fund at least a portion of the payments due on the overlying securities through increased revenue.

The Company also is in preliminary discussions with various strategic partners with respect to transactions that would expand the market for the Company’s MTWA technology, accelerate the utilization of the Company’s MTWA technology, and/or result in additional capital paid to the Company.

Provided that the Company is able to execute on its operational plan, increase revenue, and establish strategic partnerships with other medical device companies, the Company expects that the market price of the Company’s common stock would increase. The overlying securities have been structured in such a way that if the market price of the Company’s common stock increases, investors will have an incentive to convert and in certain circumstances the Company will be able to force the conversion of the convertible debt into common stock of the Company which would decrease the amount of cash payments the Company is obligated to make. Furthermore, if the market price of the Company’s common stock increases, the investors in the overlying securities will have a greater incentive to exercise their warrants and/or additional investment rights, which will provide additional capital to the Company.

As disclosed in the Registration Statement, the Company believes it will need to raise additional capital through the sale of equity or debt securities, or the exercise of existing warrants, to fund operations beyond the third quarter of 2012. To the extent necessary to make payments due on the overlying securities, the Company may be able to increase the amount raised in a subsequent private placement to fund operations and pay the outstanding amounts owed to investors under the overlying securities.

EXHIBIT B

2.	Given the nature and size of your offering, please tell us why the selling stockholders should not be identified as underwriters and tell us your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

For the reasons set forth below, the Company respectfully submits that the offering to be registered pursuant to the Registration Statement is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

As an initial matter, the Company wishes to assert that none of the selling stockholders is a conduit for the Company, but rather purchased their securities for their own account. Each of the selling stockholders were immediately at market risk once their securities were purchased, and such market risk has continued through the time of filing the Registration Statement. Each of the selling stockholders executed a Subscription Agreement (as described below) for the purchase of their securities which contained representations of the selling stockholders that stated, among other provisions, that each selling stockholder was purchasing the securities as principal for its own account for investment only and not with a view toward, or for resale in connection with, the public sale or any distribution thereof.

Transaction Overview

In closings on January 17, 2012 ~~and~~ , February 28, 2012 and May 23, 2012, the Company issued and sold secured convertible promissory notes (the “Notes”) in the aggregate principal amount of $~~2,940~~3,490,000 together with common stock warrants and additional investment rights described below to new and current institutional and private accredited investors pursuant to the terms of two Subscription Agreements dated January 17, 2012, a Subscription Agreement dated February 28, 2012 and a Subscription Agreement dated ~~February 28~~May 23, 2012, each between the Company and the investors party thereto (collectively, the “Private Placement”). The transactions raised gross proceeds of $~~2,940~~3,490,000, including the conversion of certain promissory notes previously issued by the Company in November 2011. The Notes are convertible into common stock of the Company at a conversion price of $0.11 per share, mature on July 17, 2013, bear interest at the rate of 8% per annum due and payable quarterly in arrears commencing ~~March 31, 2012~~on the last day of the fiscal quarter in which such Notes were issued and upon maturity, and are secured by all of the assets of the Company. The Company issued to the investors warrants (the “Warrants”) to purchase an aggregate of ~~26~~31,727,~~266~~263 shares of common stock of the Company (which is equal to 100% of the shares of common stock underlying the Notes as of the closing of the transactions) at an exercise price of $0.15 per share (which is equal to 125% of the closing price of the common stock on January 13, 2012). The Company also issued to the investors additional investment rights (the “AIRs”, and together with the Notes and Warrants, the “Securities”) granting each investor the right to purchase an additional principal amount of Notes equal to 25% of the original principal amount of Notes purchased by such investor at the closing of the Private Placement and a corresponding amount of Warrants, at any time prior to July 15, 2012.

Pursuant to the terms of the Subscription Agreements, the Company agreed to file a registration statement registering the shares of common stock underlying the Notes and Warrants (the “Registrable Shares”) by no later than April 15, 2012.

Rule 415

Rule 415 permits the registration of offerings to be made on a delayed or continuous basis, and specifies certain conditions that must be met by an issuer in order to avail itself of the rule. In pertinent part, Rule 415(a)(1)(i) provides that securities may be registered for a continuous offering provided that the securities “are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.”

In determining whether an offering styled as a secondary offering is really an indirect primary offering, the Staff has stated that “[c]onsideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” Question 612.09 of the Compliance and Disclosure Interpretations (“C&DI 612.09”).

As such, the standard of review for the Staff in deciding the whether an offering styled a secondary one is really an indirect primary offering remains an analysis of the facts and circumstances articulated in C&DI 612.09. We have analyzed the offering contemplated by the Registration Statement under Rule 415(a)(1)(i) and the factors noted in C&DI 612.09. Based on the totality of the circumstances, we respectfully submit that the transaction is appropriately characterized as a secondary offering eligible to be made under Rule 415(a)(1)(i). While we recognize that the number of shares of common stock being registered on behalf of the selling stockholders is substantial relative to the Company’s public float immediately prior to the Private Placement, we do not believe that this fact alone is determinative. Instead, we believe that the analysis of the following factors contained C&DI 612.09 outweighs the size of the offering.

How long the selling stockholders have held the shares.

The selling stockholders purchased their Securities from the Company in an arms-length transaction in January ~~and~~ , February and May 2012~~, and consequently have held the Securities for two and a half to four months as of the date of this letter. This two and a half.~~ With the exception of the two selling stockholders who purchased their Securities on May 23 (one of whom also purchased Securities on January 17, 2012), the selling stockholders have held their shares for a period of three to four ~~month~~and a half months, which holding period is longer than required by the Staff for valid “PIPE” transactions. Question 116.19 of the Compliance and Disclosure Interpretations (“C&DI 116.19”) states that “[i]n a PIPE transaction, the staff will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement.…The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

We believe that the Staff’s guidance in C&DI 116.19, that a valid secondary offering could occur immediately following the closing of the placement, is instructive on the issue of registration of the Registrable Shares. The Securities were issued pursuant to a valid private placement under Section 4(2) ~~f~~ the Securities Act of ~~r~~1933, as amended (the “Securities Act”). In most PIPE transactions, including this one, a registration statement is required to be filed shortly after closing and declared effective shortly thereafter. Like investors in a typical PIPE transaction, the selling stockholders have borne the market risk of their investment since they signed binding Subscription Agreements. Moreover, given the historical limited trading volume for the Company’s common stock, as a practical matter, the selling stockholders will continue to bear the risk of a significant portion of their investment for a more extended period of time than would be the case for a more actively traded security.

The Registration Statement is consistent with the guidance in C&DI 116.19 and longstanding practice of companies conducting a PIPE transaction. Consequently, any concern regarding the length of time between closing and registration should be mitigated.

The circumstances under which the selling stockholders received their shares.

The selling stockholders purchased their Securities from the Company in an arms-length transaction. The Company conducted a bona fide private placement of its securities on an arms-length basis to institutional investors and high net worth individuals. The terms of the Private Placement were recommended for approval to the Board of Directors of the Company by a Special Committee comprised of independent directors and were negotiated on behalf of the investors by a lead investor who has no relationship with the Company except for ownership of the Securities purchased in the Private Placement. The Securities were sold by the Company to raise funds for working capital and general corporate purposes and to help maintain the Company as a going concern. The Company has already received the proceeds of the sale of Securities under the Private Placement and the Subscription Agreements and will not receive any consideration from the subsequent sale of the Registrable Shares by the selling stockholders.

The terms of the Private Placement included traditional registration rights which are set forth in the Subscription Agreements. Such rights are standard in connection with comparable offerings, and there is nothing about the registration rights that establishes any rights different from those that have applied to numerous transactions whose registrations have been processed by the Staff without objection. The selling stockholders’ desire to have their Registrable Shares covered by the Registration Statement is not indicative of a desire to sell, distribute or flip the stock, nor is it indicia of a primary offering.

Each selling stockholder made an investment decision in the Company and ~~have~~has borne the risk of ownership since they purchased the Securities. The registration of the Registrable Shares was a condition subsequent to funding under the Private Placement and the Subscription Agreements, not a condition precedent. As a result, the selling stockholders have borne the risk that the Company would fail or be unable to register the Registrable Shares. The risks being borne by the selling stockholders are further evidence that this is not an offering by or on behalf of the Company.

Accordingly, the Company respectfully submits that there is nothing about the circumstances of the sale of the Securities that indicates that the Private Placement was anything other than it appears to be — a bona fide private placement of securities with sophisticated institutional or accredited investors designed to meet the Company’s immediate and longer-term funding requirements.

The selling stockholders’ relationship to the issuer.

A total of ~~20~~21 investors made an aggregate investment of $~~2,940~~3,490,000 in the Company. A total of ~~19~~20 of the investors have requested to be named as selling stockholders in the Registration Statement, which investors made an aggregate investment of $~~2,855~~3,405,000. With the exception of Roderick de Greef, who is the Chairman of the Board of the Company, the selling stockholders’ sole relationship with the Company has been as investors. Mr. de Greef has agreed with the Company in writing that he will not, on or prior to July 17, 2013, sell, transfer or otherwise dispose of any securities of the Company which Mr. de Greef beneficially owns or has a right to acquire, including the Securities. Mr. de Greef participated as an investor in the previous equity financing of the Company consummated in December 2009. To the Company’s knowledge, Mr. de Greef has not sold any of these securities, which supports the Company’s position that Mr. de Greef is not acting as a conduit for the Company but rather has invested in the Company for investment purposes, for his own account and not with a view towards distribution of the securities to the public.

Except for Roderick de Greef, Luis F. Martins and Osiris Investment Partners, L.P, none of the selling stockholders could be deemed to be an affiliate of the Company. To the extent that Mr. Martin and Osiris Investment Partners, L.P. are deemed to be affiliates of the Company they would be so deemed only on the basis of the fact that they have beneficial ownership of more than 10% of the outstanding common stock of the Company and not due to their ability to control the actions of the Company through management or otherwise (except through their voting rights as holders of such securities). Each of Roderick de Greef, Luis F. Martins and Osiris Investment Partners, L.P have previously invested in the Company and were existing stockholders of the Company prior to the Private Placement. Each of these three investors will continue to hold securities (common stock, preferred stock and/or warrants) in the Company that are not covered by the Registration Statement.

The amount of shares involved

The Registration Statement~~, as it will be amended in response to comment 8,~~ seeks to register the resale by the selling stockholders of ~~54,548,885~~65,098,883 shares of common stock issuable upon conversion of the Notes, exercise of the Warrants and as interest payable on the Notes. The ~~54,548,885~~65,098,883 shares of common stock covered by the Registration Statement represents approximately ~~43.8~~52.2% of the shares of common stock of the Company outstanding immediately prior to the Private Placement, assuming conversion of all outstanding shares of preferred stock.

The Company notes that the amount of shares involved is only one factor cited in C&DI 612.09 to be considered by the Staff in applying Rule 415. In this regard, the Company acknowledges the fairly large number of shares of common stock covered by the Registration Statement relative to the public float of the Company’s common stock prior to the Private Placement, but respectfully submits that the number of Registrable Shares is merely a mathematical result of the size of the investment, the price per share of the common stock and the Company’s market capitalization, rather than an indicator of a primary public offering.

The relatively low price at which the Company sold the Securities in the Private Placement was primarily the result of the Company’s stock price at the time of the negotiation of the terms of the Private Placement. The large number of shares of common stock that the Company now proposes to register is not indicative of an intent to distribute by the selling stockholders. Rather, it is indicative of the nature of the Private Placement whereby the sale of a large number of shares was necessarily involved at a negotiated price.

Whether the sellers are in the business of underwriting securities.

To the Company’s knowledge, none of the selling stockholders are in the business of underwriting securities or otherwise engaged in any activities that may be performed only by registered broker-dealers.

Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

The selling stockholders are acting on their own behalf and not on behalf of the Company. Each selling stockholder has borne, and continues to bear, the full economic and market risk of its investment in the Company. Each of the selling stockholders has represented to the Company that it purchased the Securities for investment purposes and not with a view of distribution. The Company is not aware of any evidence that would indicate that a distribution would occur if the Registration Statement is declared effective. Under the Commission’s own rules, a distribution requires special selling efforts. Rule 100(b) of Regulation M defines a distribution as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” To the knowledge of the Company, none of the selling stockholders is making any special selling efforts, utilizing any special selling methods, or entering into any agreements, understandings or arrangements with any underwriter, broker-dealer, or other person or entity with respect to the sale of the Registrable Shares covered by the Registration Statement.

Conclusion

Based on the foregoing facts and circumstances, analyzed in the context of the factors detailed in C&DI 612.09, we believe the selling stockholders should not be treated as “underwriters” and that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). On the basis of the foregoing, we respectfully request that the Staff not impose a cap on the number of resale shares allowed to be registered in the Registration Statement, as doing so would give primacy to only one of the elements of the C&DI 612.09 analysis, and would contradict the Commission’s stated intention of providing additional flexibility for financing options for small companies like the Company. We therefore respectfully request the Staff to permit the Company to effect the registration of the resale of all of the Registrable Shares pursuant to the Registration Statement and Rule 415(a)(1)(i).

4.	Please provide us with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling stockholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

The table below sets forth the dollar amount of each payment in connection with the transaction that the Company has made or may be required to make to each selling stockholder. In the event that the Company is able to and elects to pay the amounts set forth below in shares of the Company’s common stock, the common stock employed to pay interest will be valued at eighty-five percent (85%) of the volume weighted average price of the common stock for the twenty (20) trading days ending on the due date of the payment being made with common stock. To the Company’s knowledge no affiliate` of any selling stockholder or any person with whom any selling stockholder has a contractual relationship regarding the transaction is entitled to any payment in connection with the transaction.

	Total Principal Interest (1)		Potential Additional Interest (2)		Principal Interest if AIR Exercised in Full (3)		Potential Additional Interest if AIR Exercised in Full (4)
George M. Abraham		$5,995		$4,005		$1,005	$1,495
Alpha Capital Anstalt		$59,945		$40,054		$10,055	$14,945
Brio Capital, LP		$27,671		$22,329		$5,027	$7,473
Michael Brodherson		$6,088		$4,912		$1,106	$1,644
Cranshire Capital Master Fund, Ltd.		$5,995		$4,005		$1,005	$1,495
John Peter Christensen		$11,989		$8,011		$2,011	$2,989
Roderick de Greef		$35,968		$24,033		$6,032	$8,967
Scott E. Douglass		$8,992		$6,008		$1,508	$2,242
Steven Etra		$26,376		$17,624		$4,424	$6,576
Frank Garofalo		$5,995		$4,005		$1,005	$1,495
Jack and Marcy Garson, JTWROS		$13,188		$8,812		$2,212	$3,288
Thomas Girschweiler		$36,822		$43,178		$8,044	$11,956
Francis Howard		$17,984		$12,016		$3,016	$4,484
Luis Martins		$53,721		$36,279		$9,049	$13,451
Randy Meeks		$5,995		$4,005		$1,005	$1,495
Osiris Investment Partners, L.P.	$	~~20,381~~ 34,190	$	~~13,612~~29,810	$	~~3,419~~ 6,435	$9,565
Steven M. Sack		$5,995		$4,005		$1,005	$1,495

Sandor Capital Master Fund, L.P.		$17,984		$12,016		$3,016		$4,484
John J. Shaw		$5,995		$4,005		$1,005		$1,495
Jacques Smith		$2,767		$2,233		$503		$747
TOTAL	$	~~348,427~~ 389,649	$	~~239,573~~291,345	$	~~59,122~~ 68,468	$	~~87,878~~ 101,781

(1)	Represents the total amount of interest paid and to be paid with respect to the principal amount of the Note. Interest is payable in cash at the rate of 8% per annum, but may be paid in shares of common stock in certain circumstances. Assumes that the Notes are not converted or redeemed prior to the maturity date.
(2)	Represents the maximum amount of “Additional Interest” that may be paid under the terms of the Notes. In the event that the Notes are converted voluntarily by the holder at any time prior to July 17, 2013, the interest payable on the Note will be increased by an amount equal to $200 per $1,000 of converted principal amount of such Note, less any interest payments made with respect to the converted Note (the “Additional Interest”). The Additional Interest is payable in cash, except in certain circumstances, the Company may elect to pay the Additional Interest in common stock.
(3)	Represents the maximum amount of interest that is potentially payable with respect to the principal amount of any Notes issued in connection with the exercise of the Additional Investment Rights. Assumes that the Additional Investment Rights are exercised in full.
(4)	Represents the maximum amount of Additional Interest that is potentially payable with respect to any Notes issued in connection with the exercise of the Additional Investment Rights. Assumes that the Additional Investment Rights are exercised in full.

In addition to the payments set forth in the table above, each of the selling stockholders may be entitled to receive liquidated damages in ~~certain~~the circumstances~~.~~ set forth below. In the event that the Company fails to deliver shares within three business days of receiving a notice of conversion of any Note ~~or fails to deliver unlegended shares with a specified period of time when required~~, the Company will be obligated to pay liquidated damages in the amount of $100 per business day after the required delivery date for each $10,000 of Note principal amount and interest (and proportionately for other amounts) being converted of the corresponding shares which are not timely delivered. Assuming that every note holder decided to convert the entire principal balance of their notes on the same date, and that the Company was unable to deliver shares within three business days of receipt of a notice of conversion, then the Company would be obligated to pay liquidated damages equal to $34,900 per business day until it was able to deliver shares. Similarly, if the Company fails to deliver unlegended shares within five days of a valid request to do so, the Company will be obligated to pay liquidated damages in the amount of $100 per business day after the required delivery date for each $10,000 of ~~Note principal amount and interest (and proportionately for other amounts) being converted of the corresponding shares which are not timely delivered~~purchase price of the unlegended shares subject to the delivery default. Assuming that there were 31,727,263 shares held by the selling shareholders and all of them sold on the same date pursuant to Rule 144 (and consequently were entitled to receive unlegended shares) for a per share purchase price of $0.15, and that the Company was unable to deliver unlegended shares, then the Company would be obligated to pay liquidated damages equal to $47,591 per business day until it was able to deliver unlegended shares.

In addition, if the Company fails to deliver to shares upon conversion of a Note or to deliver unlegended shares when required by the date required, and if after the date such shares should have been delivered, a selling stockholder~~s~~ or a broker on the selling stockholder’s behalf purchases (in an open market transaction or otherwise) shares of common stock to deliver in satisfaction of a sale by the selling stockholder of the common stock which the selling stockholder was entitled to receive~~,~~ from the Company (a “Buy-In”), then the Company is required to pay to the selling stockholder the amount by which (A) the selling stockholder’s total purchase price (including brokerage commissions, if any) for the shares of common stock so purchased exceeds (B) the aggregate principal and/or interest amount of the Note for which such conversion request was not timely honored together with interest thereon at a rate of 15% per annum, accruing until such amount and any accrued interest thereon is paid in full. For example, if an investor purchases shares of common stock having a total purchase price of $11,000 to cover a Buy-In with respect to $10,000 of purchase price of shares of common stock delivered to the Company for reissuance as unlegended shares, the Company will be required to pay the investor $1,000, plus interest.

If during any three hundred and sixty (360) day period, the Company fails to deliver unlegended shares as required for an aggregate of thirty (30) days, then each investor or assignee holding shares subject to such default may, at its option, require the Company to redeem all or any portion of the unlegended shares subject to such default at a price per share equal to the greater of (i) 120% of the purchase price paid by the investor for the unlegended shares that were not timely delivered, or (ii) a fraction in which the numerator is the highest closing price of the common stock during such thirty (30) day period and the denominator of which is the lowest conversion price or exercise price, as the case may be, during such thirty (30) day period, multiplied by the price paid by the investor for such common stock.

If the Company fails to file a preliminary proxy for a meeting to amend the Company’s Certificate of Incorporation to increase the number of authorized shares of common stock by May 18, 2012 or fails to receive shareholder approval for such amendment by June 30, 2012 (a “Reservation Default”), the Company will be obligated to pay liquidated damages at the rate of two percent (2%) of the principal amount outstanding on the Notes for each thirty (30) days, or pro rata portion thereof, during the pendency of such Reservation Default. For example, if the Company does not obtain shareholder approval for an amendment to increase the number of authorized shares of common stock until July 30, 2012, and assuming the principal amount of Notes outstanding is $3,490,000, the Company will be required to pay liquidated damages of $69,800.

Further, if at any time commencing six months following the closing date of the Private Placement, the selling stockholders cannot sell their shares of common stock pursuant to Rule 144 (except due to a change in applicable securities laws or because the selling stockholder is an affiliate)(a “Rule 144 Default”), then the Company will also be obligated to pay liquidated damages at the rate of two percent (2%) of the purchase price of the shares subject to the Rule 144 Default for each thirty (30) days, or pro rata portion thereof, during the pendency of the Rule 144 Default. In the event of a Rule 144 Default, assuming a purchase price of $0.15 and assuming 31,727,263 shares are subject to the Rule 144 Default, then the Company will be required to pay liquidated damages of $95,182.

Finally, if the Company fails to register the Registrable Shares for resale within the specified period of time or fails to keep a registration statement for the Registrable Shares effective for the specified time period (a “Non-Registration Event”), then the Company will be obligated to pay to the holder of Registrable Shares, as liquidated damages, an amount equal to one-half of one percent (.5%) for each thirty (30) days (or such lesser pro-rata amount for any period of less than thirty (30) days) of the principal amount of the outstanding Notes and purchase price of shares issued upon conversion of Notes and exercise of Warrants held by the selling stockholders which are subject to such Non-Registration Event with a maximum aggregate amount of liquidated damages not to exceed 5% of the sum of the Note principal plus aggregate actual Warrant exercise prices. For example, if the Company is unable to register the Registrable Securities by June 30, 2012 and assuming the principal amount of Notes outstanding is $3,490,000, the Company will be required to pay liquidated damages of $17,450 for each 30 day period after June 30, 2012 during which the Registrable Securities remain unregistered.

The Company must pay ~~the~~ liquidated damages in cash.

6.	Please provide us with tabular disclosure comparing:
•

the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling stockholders, affiliates of the company, and affiliates of the selling stockholders;

•	the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders in prior registration statements;
•

the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders that continue to be held by the selling stockholders or affiliates of the selling stockholders;

•	the number of shares that have been sold in registered resale transactions by the selling stockholders or affiliates of the selling stockholders; and
•	the number of shares registered for resale on behalf of the selling stockholders or affiliates of the selling stockholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Prior to the convertible note transaction, there were 100,112,960 shares of common stock outstanding. To the Company’s knowledge, the selling stockholders and their affiliates held 14,043,286 shares of common stock, and affiliates of the Company other than the selling stockholders and affiliates of any selling stockholder held 2,926,830 shares of common stock prior to the convertible note transaction. Consequently, the number of shares of common stock outstanding prior to the convertible note transaction held by persons other than the selling stockholders, affiliates of the Company, and affiliates of the selling stockholders was 83,142,844. Of note, approximately 56.2% of the shares held by the selling stockholders, affiliates of the company, and affiliates of the selling stockholders prior to the convertible note transaction, or 9,530,116 shares, are restricted stock that have not been registered for resale.

The following table includes the names of the selling stockholders, the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders in prior registration statements; the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders in prior registration statements that continue to be held by the selling stockholders or affiliates of the selling stockholders; the number of shares that have been sold in registered resale transactions by the selling stockholders or affiliates of the selling stockholders; and the number of shares registered for resale on behalf of the selling stockholders or affiliates of the selling stockholders in the current transaction.

Selling Stockholders (including any affiliates)	Shares Registered for Resale in Prior Registration Statements	Shares Registered for Resale in Prior Registration Statements Currently Held	Shares Sold in Registered Resale Transactions	Shares Registered for Resale in Current Transaction
George M. Abraham	500,000	500,000	0	955,035
Alpha Capital Anstalt	0	0	0	9,550,360
Brio Capital, LP	0	0	0	4,786,687
Michael Brodherson	500,000	500,000	0	1,053,071
Cranshire Capital Master Fund, Ltd.	0	0	0	955,035
John Peter Christensen	0	0	0	1,910,070
Thomas Girschweiler	0	0	0	7,672,726
Roderick de Greef	0	0	0	5,730,215
Scott E. Douglass	0	0	0	1,432,554
Steven Etra	2,500,000	2,265,000	235,000	4,202,159
Frank Garofalo	800,000	800,000	0	955,035
Jack and Marcy Garson, JTWROS	0	0	0	2,101,079
Francis Howard	1,500,000	750,000	750,000	2,865,108
Luis F. Martins	2,000,000	2,000,000	0	8,596,475
Randy Meeks	0	0	0	955,035
Osiris Investment Partners, L.P.	0	0	0	~~3,247,122~~6,124,394
Steven M. Sack	0	0	0	955,035
Sandor Capital Master Fund	0	0	0	2,865,108
John J. Shaw	1,000,000	1,000,000	0	955,035
Jacques Smith	0	0	0	478,667
TOTAL	8,800,000	7,815,000	985,000	~~54,548,885~~65,098,883

7.	Please tell us whether you have the intention, and a reasonable basis to believe, that you will have the financial ability to make all payments on the overlying securities and whether – based on information obtained from the selling stockholders – any of the selling stockholders have an existing short position in your common stock. If any of the selling stockholders have an existing short position in the company’s stock, please tell us the date on which each such selling stockholder entered into that short position and the relationship of the date on which each such selling stockholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

The Company intends to, and believes that it has a reasonable basis to conclude that it will have the financial ability to, make all payments on the overlying securities. However, the Company’s ability to make the payments on the overlying securities is conditioned on a number of assumptions and beliefs, any of which may prove to be inaccurate. In the event that is unable to execute on its operational plan or obtain additional funding, the Company may not be able to make all payments on the overlying securities.

There are a variety of ways in which the Company would be able to make all payments due on the overlying securities. As disclosed in the Registration Statement, the Company believes its existing resources and currently projected financial results, which give effect to a reduction in certain operating expenses, are sufficient to fund operations into the third quarter of 2012. The Company’s operational plan calls for the Company to broaden its distribution channels by establishing alliances with medical device partners and distributors with synergistic attributes, which the Company is actively pursuing with the intent of increasing sales of the Company’s MTWA Module and the HearTwave II Systems. If the Company is able to execute on its operational plan, it believes ~~t hat~~that it will have the ability to fund at least a portion of the payments due on the overlying securities through increased revenue.

The Company also is in preliminary discussions with various strategic partners with respect to transactions that would expand the market for the Company’s MTWA technology, accelerate the utilization of the Company’s MTWA technology, and/or result in additional capital paid to the Company.

Provided that the Company is able to execute on its operational plan, increase revenue, and establish strategic partnerships with other medical device companies, the Company expects that the market price of the Company’s common stock would increase. The overlying securities have been structured in such a way that if the market price of the Company’s common stock increases, investors will have an incentive to convert and in certain circumstances the Company will be able to force the conversion of the convertible debt into common stock of the Company which would decrease the amount of cash payments the Company is obligated to make. Furthermore, if the market price of the Company’s common stock increases, the investors in the overlying securities will have a greater incentive to exercise their warrants and/or additional investment rights, which will provide additional capital to the Company.

As disclosed in the Registration Statement, the Company believes it will need to raise additional capital through the sale of equity or debt securities, or the exercise of existing warrants, to fund operations beyond the third quarter of 2012. To the extent necessary to make payments due on the overlying securities, the Company may be able to increase the amount raised in a subsequent private placement to fund operations and pay the outstanding amounts owed to investors under the overlying securities.